

December 16, 2022

Dato' Sri Liew Kok Leong
Chief Executive Officer
ARB IOT Group Ltd
No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2
Kuala Lumpur Sentral, 50470 Kuala Lumpur
Malaysia

> **Re: ARB IOT Group Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 5, 2022**
> **File No. 333-267697**

Dear Dato' Sri Liew Kok Leong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-1

Capitalization, page 40

1.   Please explain the adjustment made to the amount presented as USD pro forma retained profits.

Underwriting
Lock-Up Agreements, page 105

2.   Please disclose the exceptions to the lock-up agreements.

      You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Kevin (Qixiang) Sun, Esq.